

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

<u>Via Email</u>
Mr. Daniel J. Schmechel
Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St Paul, Minnesota 55102

   Re: **Ecolab Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2014
       Filed February 27, 2015
       and Documents Incorporated by Reference
       Form 10-Q for Fiscal Quarter Ended March 31, 2015
       Filed May 7, 2015
       File No. 1-9328

Dear Mr. Schmechel:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Terence O'Brien

          Terence O'Brien
          Accounting Branch Chief